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07002581

SECURITIES AND EXCHANGE COMMISSION

KY 3/22

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53681

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brentwood Capital Advisors, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Division Street, Suite 520
(No. and Street)

Nashville,	Tennessee	37203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Murphy 615-690-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 150749	Nashville,	Tennessee	37215
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

PROCESSED
MAR 2 · 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brentwood Capital Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable


ANGELA C BARRETT
STATE OF TENNESSEE NOTARY PUBLIC
SUMNER COUNTY

Signature

Managing Partner
Title

Notary Public

My Commission Expires April 5, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. **Not Required**
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRENTWOOD
CAPITAL
ADVISORS

BRENTWOOD CAPITAL ADVISORS, LLC
Financial Statements
December 31, 2006

Table of Contents


PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Independent Auditors' Report

The Members
Brentwood Capital Advisors, LLC
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Brentwood Capital Advisors, LLC as of December 31, 2006, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimated made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brentwood Capital Advisors, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs

Price CPAs, PLLC
February 26, 2007

PRICE CPAs, PLLC

3825 Bedford Ave., Suite 202
P.O. Box 150749
Nashville, Tennessee 37215

Phone 615.385.0686
Fax 615.463.0586
www.pricecpas.com

A member of the
American Institute of Certified
Public Accountants

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 286,393
Accounts receivable	82,366
Prepaid expenses	10,000
	378,759
PROPERTY, PLANT AND EQUIPMENT, net	121,188
NOTE RECEIVABLE- MEMBER	25,000
TOTAL ASSETS	$ 524,947

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 310,141
MEMBERS' EQUITY	214,806
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 524,947

See Independent Auditors' Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Operations and Members' Equity
For the Year Ended December 31, 2006

REVENUE	$ 2,627,750
OPERATING EXPENSES	1,292,706
Operating Income	1,335,044
OTHER INCOME (DEDUCTIONS)	
Other income	-
Interest income	26,303
Bonuses	(1,359,583)
401k profit sharing and defined benefit pension plans	(233,197)
Other Deductions	(1,566,477)
NET LOSS	(231,433)
MEMBERS' EQUITY AT BEGINNING OF YEAR	338,498
Contributions from Members	107,741
MEMBERS' EQUITY AT END OF YEAR	$ 214,806

See Independent Auditors' Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (231,433)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	46,966
Increase in operating assets:	
Accounts receivable	(9,270)
Increase in operating liabilities:	
Accounts payable and accrued expenses	172,103
Total adjustments	209,799
Net cash used by operating activities	(21,634)
CASH FLOWS FROM INVESTING ACTIVITIES	
Payments for the purchase of property, plant and equipment	(24,798)
Net cash used by investing activities	(24,798)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	107,741
Net cash provided by financing activities	107,741
NET INCREASE IN CASH	61,309
CASH - BEGINNING OF YEAR	225,084
CASH - END OF YEAR	$ 286,393

See Independent Auditors' Report and Notes to Financial Statements

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Brentwood Capital Advisors, LLC ("the Company") is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional investors and providing mergers and acquisition financial advisory services. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD").

Basis of presentation

The financial statements are prepared on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Expenses for repairs and maintenance are expensed as incurred. Depreciation is provided over the assets' estimated useful lives using the straight-line and declining-balance methods. Estimated useful lives range from 5-7 years.

Depreciation expense for the year ended December 31, 2006, totaled $46,966.

Income taxes

The Company is not a taxpaying entity for Federal income tax purposes, and, accordingly, no income tax expense or benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' individual income tax returns.

Revenue recognition

Fees related to private placements of senior and subordinate debt, as well as equity securities are recognized upon the date of placement and financial advisory services fees are recognized as services are provided.

Marketing and promotion costs

Marketing and promotion costs are expensed as incurred and amounted to $121,775 in 2006.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company considers all accounts outstanding in excess of ninety (90) days delinquent. These accounts are evaluated on a customer-by-customer basis based on payment history to determine the allowance for doubtful accounts. The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

NOTE 2 - CREDIT RISK AND OTHER CONCENTRATIONS

The Federal Depository Insurance Corporation (FDIC) insures deposits at financial institutions up to $100,000. The Company maintains balances in financial institutions that, at times, exceed these federally insured limits.

NOTE 3 – PROPERTY, PLANT AND EQUIPMENT, net

A summary of property, plant and equipment, net as of December 31, 2006 is as follows:

Office Equipment	$ 61,790
Furniture and fixtures	137,862
	199,652
Accumulated depreciation	(78,464)
	$ 121,188

NOTE 4 - RETIREMENT PLANS

401(k) Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan for qualified employees. Company contributions are made at management's discretion but cannot exceed the amount deductible for federal income tax purposes.

Defined Benefit Plan

The Company entered into an arrangement during 2006 to provide the eligible employees with a cash balance pension plan. A cash balance pension plan operates as a defined benefit pension plan. Contributions from the Company are calculated annually at amounts deemed necessary by actuarial study to fund the Plan in accordance with the applicable minimum funding standards. Notwithstanding the foregoing, the Employer reserves the right to terminate this Plan at any time. As of December 31, 2006 there are seven participants in the plan. Contributions are based on the amount required to fund a projected annual benefit at the employees retirement date. Non-owner participants in the plan are credited with an amount equal to 1.5% of their compensation for the plan year. The owner participants reimburse the company for the amount of contribution required to fund their projected benefit. As of December 31, 2006 the Company has fully funded its obligation to the plan.

The expense for 401(k) profit sharing and defined benefit pension plans amounted to $233,197 for 2006.

NOTE 5 - LEASE COMMITMENTS

The Company utilizes office space under an operating lease. Rent expense under this lease amounted to $131,004 in 2006. A summary of future minimum payments under this lease as of December 31, 2006 is as follows:

Year	Amount
2007	$ 133,557
2008	135,961
2009	138,408
2010	140,899
2011	143,435
2012	72,357
	$ 764,617

BRENTWOOD CAPITAL ADVISORS, LLC
Notes to the Financial Statements
December 31, 2006

NOTE 6 - NET CAPITAL REQUIREMENTS AND OTHER RESTRICTIONS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $20,676. At December 31, 2006, the Company had net capital as defined of $(44,424). The net capital deficit is due to the year-end accruals related to the retirement plans (See Note 4), which will be alleviated with offsetting capital contributions from the company's members.

NOTE 7 - COMMITMENTS

The Company signed an agreement with a local company, Nashville Hockey Club Limited Partnership, to contribute funds of $55,000 for marketing and advertisement. This amount is due in four installments beginning on January 1, 2007 and ending on April 1, 2007.

BRENTWOOD
CAPITAL
ADVISORS

Supplemental Information
December 31, 2006

BRENTWOOD CAPITAL ADVISORS, LLC
Operating Expenses
For the Year Ended December 31, 2006

Salaries and benefits	$ 808,362
Advertising and promotion	121,775
Depreciation	46,966
Dues and subscriptions	10,205
Legal and professional	46,173
Licenses, bonds, and fees	320
Insurance	62,422
Miscellaneous	8,865
Office expenses	29,402
Rent	131,004
Repairs and maintenance	6,654
Other taxes	7,747
Telephone	5,807
Travel and entertainment	7,004
	$ 1,292,706

See Independent Auditors' Report and Notes to Financial Statements

BRENTWOOD CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2006

Total members' equity	$ 214,806
Less non-allowable assets and haircuts:	
Property, plant and equipment, net	121,188
Note receivable – member	25,000
Accounts receivable	82,366
Prepaid expenses	10,000
Total non-allowable assets and haircuts	238,554
Net capital	(23,748)
Net capital required	20,676
Excess net capital	$ (44,424)
Reconciliation with Company's computation (included in Part II of form X-17A-5 as of December 31, 2006)	
Excess as reported in Company's Part II FOCUS report	$ 79,035
Difference between the greater of minimum net capital based on 6-2/3% of aggregate indebtedness vs. minimum of $5,000	(7,717)
Overstated Accounts Payable	3,415
2006 401k Profit Sharing and defined benefit contributions	(119,157)
	$ (44,424)

BRENTWOOD CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2006

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

BRENTWOOD CAPITAL ADVISORS, LLC
Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect to
Methods of Consolidation
December 31, 2006

Not Applicable

BRENTWOOD CAPITAL ADVISORS, LLC
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
December 31, 2006

None


PRICE CPAs
CONSULTING · PLANNING · ACCOUNTING

Independent Auditors' Report On Internal Control Required by SEC Rule17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Members
Brentwood Capital Advisors, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Brentwood Capital Advisors, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICE CPAs, PLLC

3825 Bedford Ave., Suite 202 | Phone 615.385.0686 | *A member of the*
P.O. Box 150749 | Fax 615.463.0586 | *American Institute of Certified*
Nashville, Tennessee 37215 | www.pricecpas.com | *Public Accountants*

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of the Members, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs

Price CPAs, PLLC
February 26, 2007

END